NEWS RELEASE

Current Technology Announces Istanbul Conference Highlights and
Reports Further Shipment to Turkey

VANCOUVER, British Columbia, October 17, 2006 / --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) is pleased to announce its exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), hosted a very successful two day meeting on October 10 – 11 at the 5 Star Conrad Istanbul Hotel to formally introduce ElectroTrichoGenesis (“ETG”) to the medical community. The event featured presentations by Current Technology’s Dr. Stuart Maddin and two prominent Turkish Dermatologists, Dr. Serafettin Saracoglu and Dr. Ercin Ozunturk, reporting on their positive experiences with ETG.

“I spoke with Dr. Maddin upon his return to Vancouver,” states Company COO Anthony Harrison.  “He was absolutely delighted with the venue, the professionalism of Sanomed’s staff, the quality of presentations and most importantly, ETG’s positive reception by the media and attendees from both the medical and business communities.  Dr. Maddin has presented at countless medical meetings all over the world.  I believe his high praise for Sanomed’s event bodes well for ETG sales in Turkey.”

“We have received a preliminary report from Sanomed’s principal Mr. Ali Bicken,” continues Harrison.  “He believes expressions of interest will be turned into further ETG orders in the near term.  He has also expressed a desire to participate with us at the 16th Congress of the European Academy of Dermatology and Venereology to be held in Vienna, Austria May 16 – 20, 2007.

The Company has just shipped another ETG to Sanomed, bringing the total number of ETGs shipped to Turkey to five since last March.

“We are both pleased and impressed with the results of Sanomed’s successful event,” states CEO Robert Kramer.  “We look forward to further conversations with Mr. Bicken as to how we might work more closely together.”

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control;  therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:

 Robert Kramer

Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon

Polestar Communications
1-866-858-4100